Exhibit 99.6

To Our Shareholders

The third quarter marks an important milestone in the advancement of lead neuropsychiatric drug candidate, ELND005, and lead diabetes drug candidate, TT401 (LY2944876), with each completing enrolment of a large Phase 2 clinical study. For ELND005, 350 Alzheimer’s disease (“AD”) patients with moderate to severe levels of agitation and aggression have enrolled in the AG201 study, with the last patient visit occurring in May 2015. For TT401, our development partner Lilly has completed enrolment of 420 diabetes subjects and the study will continue through calendar Q3 2015. This quarter also saw Transition bolster its financial resources through a US$23 million equity financing.

Pipeline Review

ELND005

We are pleased to advise our shareholders that the AG201 Phase 2 study in agitation and aggression in AD has completed both the enrollment and treatment phases. The Transition Therapeutics Ireland Limited (“TTIL”) development team is currently performing the activities necessary to lock the clinical database. An announcement of the topline results is planned for early summer 2015. A study of this scale with difficult to manage AD patients can only occur with the strong commitment from our clinical investigators. All of us are grateful to the AG201 clinical investigators for their patient care before, during and after the study.

The design and scale of the AG201 study is well suited to provide important data in the development of ELND005 toward approval. The AG201 study only has two treatment groups: a placebo group, and a treatment group that receives ELND005 twice a day, each group consisting of approximately 175 AD study subjects. The primary efficacy endpoint of the study is the NPI-C agitation and aggression score, which is a newly developed endpoint that has two important advantages. First, it is administered by a clinician or trained rater, and second, it has expanded scoring to measure changes across a greater number of agitation and aggression behaviors. This greater granularity will provide TTIL a unique tool to demonstrate ELND005 benefits in future payer and reimbursement discussions.

With up to 90% of AD patients experiencing neuropsychiatric symptoms during the course of the disease, the need is clear. Current therapies employed such as off-label anti-psychotic medications may provide a benefit but also carry additional safety risks for an elderly population. As the label of most anti-psychotic medications includes “increased mortality risk” in the elderly, their use in this population is becoming a focus of national health authorities. In a recent United States General Accountability Office (“GAO”) report, the GAO found that 33% of older adults with dementia in nursing homes were prescribed anti-psychotic medications. The United States Health and Human Services (“HHS”) is looking to take action to reduce anti-psychotic use in nursing homes. In this environment, health authorities are looking to new therapies as an integral part of a solution for elderly institutional care going forward.

The suitability of using ELND005 in an elderly patient population was recently shown in the results from three specialized ELND005 clinical studies. These studies, (i) a thorough QT (“tQT”) cardiovascular study, (ii) an absorption-metabolism-excretion (“AME”) study and (iii) a renal clearance study, are specialized clinical pharmacology trials that are required by the United States Food and Drug Administration (“FDA”) for the approval of most drugs in development. The studies provided a more defined ELND005 product profile and showed that ELND005 did not prolong the QT interval. This result is particularly desirable for elderly patients that typically have multiple medical co-morbidities and receive multiple medications. These studies form part of a comprehensive package of data being complied to advance ELND005 toward regulatory approval.

Looking beyond elderly individuals, TTIL remains engaged in planning for the next steps of ELND005 development in Down syndrome and other neuropsychiatric conditions. The TTIL development team is continuing to plan the design of a larger ELND005 Phase 2 study in Down syndrome. The encouraging signs of efficacy from the Phase 2 study in Bipolar disorder also provide insight into the planning of future studies in this disease indication.

In the near term, TTIL’s focus has been to both minimize the time to commence a future agitation/aggression registrational study and begin preparations for the commercialization phase. More specifically, TTIL has been assembling a team of key clinical advisors for AG201 data review and registrational study protocol preparation. In parallel with these activities, TTIL is in the final stages of executing an agreement for the commercial supply of ELND005 drug substance. These activities and others are part of an overall development strategy to meet the goal of ELND005 being the first approved therapy for agitation and aggression in AD.

TT401 (LY2944876)

In February 2015, Transition was informed by our development partner Lilly that the current TT401 Phase 2 study had enrolled 420 type 2 diabetes subjects, completing the enrollment phase of this study. Lilly has been performing this study at multiple clinical sites throughout North America and Europe. The Phase 2 study evaluates the effects of once-weekly doses of TT401 in type 2 diabetes patients over a 12 week blinded treatment period. The primary efficacy endpoint of the study will be the change from baseline in HbA1c (a measure of blood glucose regulation) over 12 weeks. The study also includes an additional 12 week open label phase (weeks 13-24) and blood regulation and weight loss data will be reported both over 12 and 24 weeks.

There are six arms to the Phase 2 study, four TT401 dose arms, a placebo arm and an active comparator arm in which study subjects will receive extended release Exenatide. The inclusion of the extended release Exenatide study arm will provide commercial guidance on the potential comparability of TT401 relative to the first approved weekly GLP-1 single agonist.

Recently, the FDA approved a high dose GLP-1 single agonist as a treatment for chronic weight management. This new indication has broadened the therapeutic applicability of GLP-1 agonists and potentially second generation GLP-1 dual agonists, like TT401.

New Drug Candidate TT701

In May 2015, Transition announced that its wholly owned Irish subsidiary, TTIL, entered into a licensing agreement with Lilly for a selective androgen receptor modulator (“SARM”). Under the agreement, TTIL has acquired the exclusive worldwide development and commercialization rights to a small-molecule SARM compound (“TT701”). This drug candidate has shown in a completed Phase 2 study to significantly increase lean body mass and a measurement of muscle strength in male subjects. The completed 12-week, Phase 2 study of 350 subjects also demonstrated additional TT701 beneficial effects, including significant fat mass reduction with no significant change in prostate specific antigen (PSA) levels.

The next steps in development are to commence the manufacturing activities required for an IND application. TTIL is also looking to identify potential collaborators to participate in a TT701 clinical study. From a strategic point of view, the TT701 opportunity expands TTIL’s strategy of in-licensing drug candidates with all development and commercialization rights. TTIL will continue to seek new development opportunities that leverage its expertise, and possess a favorable risk-reward profile.

Outlook

Looking ahead, the next development milestones are significant and will occur in the near term. We expect to release the topline results from the ELND005 Phase 2 study in July 2015. As TTIL holds all ELND005 development and commercialization rights, a positive study would be transformative for the Company. TTIL will continue to prepare to execute the next steps in development, should there be a positive result in the AG201 study. For the Phase 2 study of TT401 performed by Lilly, the top line results are expected in calendar Q4 2015.

We appreciate the continued support of our shareholders and look forward to providing an update on the progress of these programs in the coming year.

Dr. Tony Cruz

Chairman and CEO

Transition Therapeutics Inc.